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                          December 22, 2023

       Paul E. Ruppert
       President
       Eastern Energy Gas Holdings, LLC
       10700 Energy Way
       Glen Allen, Virginia 23060

                                                        Re: Eastern Energy Gas
Holdings, LLC
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2023
                                                            File No. 333-276072

       Dear Paul E. Ruppert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                          Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              J. Alan Bannister,
Esq., of Gibson, Dunn & Crutcher LLP